Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2007
(millions of dollars)
Operating revenues:
Affiliated	$1,137
Nonaffiliated	1,363

Total operating revenues	2,500

Operating expenses:
Operation and maintenance	800
Depreciation and amortization	481
Income taxes	176
Taxes other than income	401

Total operating expenses	1,858

Operating income	642

Other income and deductions:
Other income	4
Other deductions	35
Nonoperating income taxes	11

Interest income	58

Interest expense and related charges	294

Net income	$364